WHITEHORSE FINANCE, LLC

1450 BRICKELL AVENUE, 31ST FLOOR MIAMI, FLORIDA 33131

November 30, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC

Registration Statement on Form N-2

File Numbers 333-183798 and 814-00967

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WhiteHorse Finance, LLC, a Delaware limited liability company (including, after the expected statutory conversion of WhiteHorse Finance, LLC to WhiteHorse Finance, Inc., a Delaware corporation, the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-183798; 814-00967) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m. on December 4, 2012, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (202) 261-3313, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WhiteHorse Finance, LLC

By:	/s/ Alastair G. C. Merrick
Name:	Alastair G. C. Merrick
Title:	Chief Financial Officer